UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Raytech Holding Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00000625 per share

(Title of Class of Securities)

G7358S 101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G7358S 101

1	Names of Reporting Persons. Tim Hoi Ching
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 12,800,000[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 12,800,000[1]
	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,800,000[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 72.6% of total outstanding ordinary shares[2]
12	Type of Reporting Person (See Instructions) IN

[1]	Represents 12,800,000 ordinary shares of Raytech Holding Limited (the “Company”) held by Tim Hoi Ching (“Mr. Ching”). Mr. Ching is the CEO, Chairman and director of the Company.

[2]	See Item 4.

Item l(a). Name of Issuer:

Raytech Holding Limited

Item l(b). Address of Issuer’s Principal Executive Offices:

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

Item 2(a). Name of Person Filing:

Tim Hoi Ching

Item 2(b). Address of Principal Business Office, or if None, Residence:

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

Item 2(c). Citizenship:

Hong Kong

Item 2(d). Title of Class of Securities:

ordinary shares, par value US$0.00000625 per share.

Item 2(e). CUSIP Number:

G7358S 101

Item 3. If this Statement is Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1 (b)(1)(ii)(J), please specify the type of institution: ___.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The total number of outstanding ordinary shares used to calculate the percent is 17,613,083 ordinary shares.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2024

TIM HOI CHING

By:	/s/ Tim Hoi Ching

[Signature page to 13G (RAY)]

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